CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 32)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	382,362

Number of Shares	(8)	Shared Voting Power	3,518,060
Beneficially
Owned by Each	(9)	Sole Dispositive Power	382,362
Reporting Person
With:	(10)	Shared Dispositive Power	3,518,060

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,900,422

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	18.86%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	1,910,472
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	1,910,472

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,910,472

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	9.63%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,679,313
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,679,313

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,679,313

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	13.16%

(14)	Type of Reporting Person (See Instructions)	CO

Page 4 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	478,037
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	478,037

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	478,037

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	2.42%

(14)	Type of Reporting Person (See Instructions)	CO

Page 5 of 24 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	377,889

Number of Shares	(8)	Shared Voting Power	2,872,320
Beneficially
Owned by Each	(9)	Sole Dispositive Power	377,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,872,320

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,250,219

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	15.91%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	295,165

Number of Shares	(8)	Shared Voting Power	601,317
Beneficially
Owned by Each	(9)	Sole Dispositive Power	295,165
Reporting Person
With:	(10)	Shared Dispositive Power	601,317

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	896,482

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	4.55%

(14)	Type of Reporting Person (See Instructions)	IN

Page 7 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda Golsen Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	82,552

Number of Shares	(8)	Shared Voting Power	663,415
Beneficially
Owned by Each	(9)	Sole Dispositive Power	82,552
Reporting Person
With:	(10)	Shared Dispositive Power	663,415

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	745,967

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.80%

(14)	Type of Reporting Person (See Instructions)	IN

Page 8 of 24 Pages

CUSIP NO. 5021600-10-4

Introduction

This Schedule 13D is reporting matters with respect to Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the issuer), Sylvia H. Golsen, Barry H. Golsen (President and member of the Board of Directors of the issuer), Steven J. Golsen, Linda Golsen Rappaport, SBL Corporation ("SBL"), and Golsen Petroleum Corpor-ation ("GPC"), which is a wholly owned subsidiary of SBL. See Note 2 below and Item 4 hereof as to Linda Golsen Rappaport.

This statement constitutes Amendment No. 33 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D. This Amendment No. 33 is being filed as a result of a change in the facts contained in the Schedule 13D described below.

1.
On March 13, 2007, GPC exchanged 26,467 shares of the Company’s $3.25 Convertible Exchangeable Preferred Stock, Series 2 (the “Series 2 Preferred”) for 195,855 shares of the Company’s Common Stock pursuant to the terms of the offer to exchange conducted by the Company in accordance with the Schedule TO and exhibits thereto filed by the Company with the Securities and Exchange Commission (“SEC”) on February 9, 2007 (the “Offer to Exchange”).

2.
As described in Item 4 of this Amendment 33, Linda Golsen Rappaport is no longer a reporting person under this Schedule 13D and will no longer file as a reporting person with respect to this Schedule 13D unless Rappaport’s beneficial interest in the Common Stock or the Series 2 Preferred increases to 5% or more.

3.
As noted in Item 5(b), below, the outstanding common stock of SBL is owned by Sylvia H. Golsen (40%), Barry H. Golsen (20%), Steven J. Golsen (20%), and Linda Golsen Rappaport (20%). The reporting of such individuals’ beneficial ownership over the Company’s securities held by SBL and its wholly owned subsidiary, GPC, has been revised to reflect each person’s proportionate interest in SBL, based on their respective percentage ownership of SBL’s outstanding common stock. As of March 29, 2007, Jack E. Golsen and Barry H. Golsen were the sole directors and officers of SBL and GPC, and as such, possess voting and dispositive power over the Company’s securities held by SBL and GPC.

Page 9 of 24 Pages

CUSIP NO. 5021600-10-4

4.	Reference is made to (a) Item 5(c) of this Amendment No. 33 for a disclosure of other transactions in the Common Stock that were effected by certain reporting persons during the past 60 days from the filing date of this Amendment No. 33 and (b) Item 6 of this Amendment No. 33 for other agreements relating to Company securities held by certain reporting persons.

Item 1.	Security and Issuer. Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background. Item 2 of this Schedule 13D is unchanged.

Item 3.
Source and Amount of Funds or Other Consideration.

As disclosed in Item 5(c), GPC tendered to the Company 26,467 shares of Series 2 Preferred owned by GPC in consideration for the 195,855 shares of Common Stock acquired by GPC in the Offer to Exchange.

This Item 3 is not applicable to the other agreements and transactions described in Items 5 and 6 of this Amendment 33.

Item 4.
Purpose of Transaction.

The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D, except as described below.

Offer to Exchange.

As described in Amendment No. 32 to the Schedule 13D, filed with the SEC on January 4, 2007, the Company entered into an Agreement (the “Agreement”) on November 10, 2006, with Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P., and Jayhawk Investments, L.P. (collectively, the “Jayhawk Group”). The Agreement provides that if the Company undertakes, in its sole discretion, within one year from the date of the Agreement, a tender or exchange offer for the Series 2 Preferred, the Jayhawk Group will (a) tender or exchange an aggregate total of only 180,450 shares of the Series 2 Preferred owned by the Jayhawk Group and (b) waive their rights to all accrued and unpaid dividends on the Series 2 Preferred tendered or exchanged.

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CUSIP NO. 5021600-10-4

The obligations of the Jayhawk Group described in the foregoing clauses (a) and (b) were subject to certain conditions, including without limitation: (i) the approval by the holders of the Common Stock and Series 2 Preferred of certain amendments to the Certificate of Designations of the Series 2 Preferred as described below and (ii) SBL and GPC shall only exchange or tender 26,467 shares of the 49,550 shares of Series 2 Preferred beneficially owned by them.

The Agreement also provided that the Jayhawk Group would vote its shares of Common Stock and Series 2 Preferred to amend the Certificate of Designations of the Series 2 Preferred to (a) allow the Company to acquire shares of its Common Stock for a period of five years from the date of completion of the tender or exchange offer, without the approval of the holders of the Series 2 Preferred, notwithstanding that accrued and unpaid dividends may exist with respect to the Series 2 Preferred, and (b) provide that the existing right of the holders of Series 2 Preferred to elect two directors to the Company’s Board of Directors when dividends on the Series 2 Preferred are unpaid may be exercised only if and so long as at least 140,000 shares of Series 2 Preferred remain issued and outstanding.

The foregoing is a summary of the material terms of the Agreement. The above discussion is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 99.19 to Amendment No. 32 to this Schedule 13D. The Jayhawk Agreement was previously disclosed by the Company in its Form 8-K, filed with the Securities and Exchange Commission (“SEC”)on November 14, 2006, as amended by the Form 8-K/A, filed with the SEC on November 21, 2006.

On February 9, 2007, the Company commenced the Offer to Exchange, which provided that the Company would issue 7.4 shares of Common Stock for each validly tendered and accepted share of Series 2 Preferred. Of the 499,102 shares of Series 2 Preferred outstanding on that date, 309,807 shares were eligible to participate in the Offer to Exchange. 193,295 shares of outstanding Series 2 Preferred were held by GPC (14,033 shares), the Jayhawk Group and others.

The Exchange Offer expired on Monday, March 12, 2007 (the “Expiration Date”). On March 13, 2007, the Company

Page 11 of 24 Pages

CUSIP NO. 5021600-10-4

announced the acceptance for exchange of 305,807 shares of Series 2 Preferred that were validly tendered and not withdrawn as of the Expiration Date, and issued a total of 2,262,971 shares of its common stock in exchange for such shares of Series 2 Preferred. Following the closing of the Offer to Exchange, a total of 193,295 shares of Series 2 Preferred remained outstanding at the Expiration Date, of which 9,050 shares are held by SBL Corporation and 14,033 are held by Golsen Petroleum Corporation.

Rappaport.
Linda Golsen Rappaport (“Rappaport”) is the owner of 20% of the issued and outstanding stock of SBL Corporation (“SBL), which is the beneficial owner of (a) 2,679,313 shares of Common Stock, representing 13.16% of the LSB’s outstanding Common Stock as of March 19, 2007, and (b) 23,083 shares of Series 2 Preferred, representing 11.94% of the outstanding Series 2 Preferred as of such date. Rappaport’s proportionate ownership of the Common Stock and Series 2 Preferred beneficially owned by SBL is 535,836 shares of Common Stock, representing 2.73% of the Company’s Common Stock, and 4,617 shares of Series 2 Preferred representing 2.39% of the Company’s outstanding Series 2 Preferred. Prior to March 29, 2007, Rappaport was one of five directors of SBL and one of five officers of SBL. On March 29, 2007, Rappaport ceased being an officer or director of SBL. Rappaport currently has no voting or dispositive power over the Common Stock and Series 2 Preferred beneficially owned by SBL, which includes the shares beneficially owned by SBL’s wholly owned subsidiary and Series 2 Preferred, Golsen Petroleum Corporation (“GPC”), and such Common Stock is not beneficially owned by Rappaport within the meaning of Rule 13d-3 of the Securities and Exchange Act of 1934 (the “Exchange Act”). As a result, Rappaport owns less than 5% of both the Common Stock and the Series 2 Preferred and is not subject to the requirement to file a Schedule 13D.

Rappaport will no longer file as a reporting person with respect to this Schedule 13D, unless Rappaport’s beneficial interest in the Common Stock or Series 2 Preferred increases to 5% or more. In addition, because Rappaport does not beneficially own more than 10% of the outstanding shares of any class of equity security of LSB that is registered pursuant to Section 12 of the Exchange Act, Rappaport will no longer file reports on Forms 3, 4, or 5 pursuant to Section 16(a) of the Exchange Act,

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CUSIP NO. 5021600-10-4

unless Rappaport’s beneficial ownership increases to 10% or more.

Item 5.	Interest in Securities of the Issuer

(a)
The following table sets forth as of the filing date of this Amendment 32 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount	Percent (10)
Jack E. Golsen	3,900,422 (1) (2) (6) (9)	18.86%

Sylvia H. Golsen	1,910,472 (1) (6) (7)	9.63%

SBL	2,679,313 (1) (9)	13.16%

GPC	478,037 (8) (9)	2.42%

Barry H. Golsen	3,250,208 (1) (3) (6)	15.91%

Steven J. Golsen	896,482 (1) (4) (6)	4.55%

Linda Golsen Rappaport	745,967 (1) (5) (6)	3.80%
____________________

 ____________________

(1)
The amount shown in-cludes (i) 1,512,099 shares held directly by SBL; (ii) 250,000 shares that SBL has the right to acquire upon the con-version of 1,000,000 shares of the Company's Series D Preferred owned of record by SBL; (iii) 400,000 shares that SBL has the right to acquire upon the con-version of 12,000 shares of the Company's Series B Preferred owned of record by SBL; (iv) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of the Company’s Class C, Series 2 Stock owned of record by SBL; and (v) 478,037 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (1) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC, and (2) 60,749 shares that GPC has the right to acquire upon conversion of 14,033 shares of Series 2 Preferred owned of record by GPC. The relation-ship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

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(2)
The amount shown includes (i) 68,529 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (ii) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (iii) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by the Jack E. Golsen 1992 Revocable Trust; (iv) 176,500 shares that Jack E. Golsen may acquire upon the exercise of Company nonqualified stock options; and (v) 838,747 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is the trustee.

(3)
The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 311,639 shares held directly by Barry H. Golsen; (b) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (f) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (g) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (h) 66,250 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options.

(4)
The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (i) 248,915 shares held directly by Steven J. Golsen; (ii) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iii) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and(iv) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options.

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(5)
The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims bene-ficial ownership. The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive con-trol. Such amount does include (i) 82,552 shares held directly by Linda F. Rappaport;(ii) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iv) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee; and (v) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(6)
Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (i) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts; (ii) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts; and (iii) the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim bene-ficial ownership of the shares beneficially owned by Jack E. Golsen and Sylvia H. Golsen (except Barry Golsen with respect to the shares owned by SBL and its subsidiary, GPC).

(7)
The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack E. Golsen (other than the 838,747 shares held by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia

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H. Golsen is trustee).

(8)
The amount shown includes (i) 283,955 shares held directly by GPC, (ii) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC, and (iii) 60,749 shares that GPC has the right to acquire upon conversion of 14,033 shares of Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(9)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The holders of the Series 2 Preferred have no voting rights, except as required by law and except that such holders have the right to vote as a separate class to elect two directors, if the equivalent of six full quarterly dividends on the Series 2 Preferred are accrued and unpaid. This Series 2 Preferred voting right continues until the earlier of (a) the date that all dividends due on such shares are paid in full or (b) the date that less than 140,000 shares of Series 2 Preferred remain outstanding. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred, the Class C, Series 2 Preferred, and the Series D Preferred are convertible.

(10)
The percentage ownership of each reporting person is based on 19,479,139 shares of Common Stock outstanding, as of March 19, 2007. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)	The following table sets forth, as of the filing date of this Amendment 33 for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person

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and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or(4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	382,632 (1) (5) (12)	3,518,060 (2) (3) (5)

Sylvia H. Golsen	None	1,910,472 (2) (3) (11)

SBL	None	2,679,313 (2) (12)

GPC	None	478,037 (4) (12)

Barry H. Golsen	377,889 (6)	2,872,319 (2) (7)

Steven J. Golsen	295,165 (8)	601,317 (2) (9)

Linda Golsen Rappaport	82,552	663,415 (2) (10)
____________________

(1)
The amount shown includes (a) 68,529 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (b) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note; (c) 133,333 shares that J. Golsen has the right to acquire upon the conver-sion of 4,000 shares of the Series B Preferred Stock owned of record by him; and (d) 176,500 shares that Jack E. Golsen may acquire upon the exercise of nonqualified stock options.

(2)	See footnote (1) under paragraph (a) of this Item 5.

(3)	The amount shown includes 838,747 shares of Common Stock owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee.

(4)	See footnote (8) under paragraph (a) of this Item 5.

(5)	See footnote (6) under paragraph (a) of this Item 5.

(6)	The amount shown includes (a) 311,639 shares held directly by Barry H. Golsen; and (b) 66,250 shares which

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Barry H. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(7)
The amount shown does not include 89,440 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares that Barry Golsen's wife owns in which Barry Golsen dis-claims beneficial ownership. Such amount does include (a) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (b) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (f) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

(8)	The amount shown includes (a) 248,915 shares held directly by Steven J. Golsen; and (b) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(9)
The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and (b) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

(10)
The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive con-trol. Such amount does include (i) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (ii) 28,638 shares owned of record by the Stacy L. Rappaport Trust

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No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; and (iv) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(11)	See footnotes (6) and (7) under paragraph (a) of this Item 5.

(12)	See footnote (9) under paragraph (a) of this Item 5.

SBL is wholly owned by Sylvia H. Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL. As of March 29, 2007, the directors and executive officers of SBL and GPC are Jack E. Golsen and Barry H. Golsen. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen, husband and wife.

(c)	During the past 60 days from the filing date of this report, the following reporting persons effected transactions in the Common Stock, as follows:

(i)
The  Jack E. Golsen 1992 Revocable Trust, of which Jack E. Golsen is the settler and trustee, sold a total of 25,000 shares of common stock in the open market at the prices indicated pursuant to a 10b5-1 Sales Plans, dated December 5, 2006:

Security	Sale Date	Number of Shares	Price
Common Stock	02/09/2007	1,400	$15
Common Stock	02/12/2007	3,600	$15
Common Stock	02/12/2007	2,500	$15.1
Common Stock	02/12/2007	3,829	$15.12
Common Stock	02/12/2007	3,671	$15.2
Common Stock	02/12/2007	200	$15.24
Common Stock	02/12/2007	4,800	$15.27
Common Stock	02/05/2007	5,000	$15

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(ii)	Jack E. Golsen sold a total of 25,000 shares of common stock in the open market at the prices indicated pursuant to a 10b5-1 Sales Plans, dated December 5, 2006:

Security	Sale Date	Number of Shares	Price
Common Stock	02/12/2007	45	$15.1
Common Stock	02/12/2007	3,702	$15.15
Common Stock	02/12/2007	5,248	$15.16
Common Stock	02/12/2007	2,400	$15.17
Common Stock	02/12/2007	1,300	$15.18
Common Stock	02/12/2007	5,000	$15.19
Common Stock	02/12/2007	7,305	$15.2

(iii)
As described in the Introduction to this Amendment 33, on March 13, 2007, GPC exchanged 26,467 shares of the Company’s $3.25 Convertible Exchangeable Preferred Stock, Series 2 (the “Series 2 Preferred”) for 195,855 shares of the Company’s Common Stock pursuant to the terms of the offer to exchange conducted by the Company in accordance with the Schedule TO and exhibits thereto filed by the Company with the SEC on February 9, 2007 (the “Offer to Exchange”).

(d)	See Item 6 below.

(e)	Not applicable.

Item 6. Con-trac-ts, Agree-ments, Under-writ-ings or Relat-ion-ships With Resp-ect to Secur-ities of the Is-suer.

Item 6 of the Schedule 13D is unchanged, except as set forth below.

10B5-1 Plans.
As reported in Item 5(c) above, (a) the 25,000 shares subject to the 10b5-1 Sales Plan, dated December 5, 2006, between Capital West Securities, Inc. (“Capital West”)

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and Jack E. Golsen, and (b) the 25,000 shares of Common Stock subject to the 10b5-1 Sales Plan, dated December 5, 2006, between Capital West and the 1992 Golsen Revocable Trust, of which Jack E. Golsen is trustee, were sold pursuant to the respective 10b5-1 Sales Plans. As such, the 10b5-1 Sales Plans have terminated.

Item 7. Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen and Steven J. Golsen.

99.1	Agreement of the reporting persons (other than Linda Rappaport) as to joint filing of this Schedule 13D.

99.2	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.4
Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amend-ment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially sim-ilar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

99.5
Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

99.6	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

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99.7	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation (originally filed as Exhibit 24 to Amendment No. 24).

99.8
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.9
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.10	Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as Exhibit 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.11	Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as Exhibit 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.12
Security Agreement, dated March 14, 2002, between the Bank of Union (the “Bank”), Golsen Petroleum Corporation, SBL Corporation, Jack E. Golsen, Jack E. Golsen Trust, Sylvia H. Golsen, and Sylvia H. Golsen Trust (the “Pledgors”), is listed as Exhibit 99.17 of Amendment No. 29 to this Schedule 13D and is incorporated herein by reference.

99.13
Security Agreement, dated May 10, 2004, executed by the Linda F. Rappaport Trust in favor of Bank of the West, is attached as Exhibit 99.16 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

99.14
Security Agreement, dated July 5, 2006, executed by the Sylvia H. Golsen Trust in favor of Bank of the West, is attached as Exhibit 99.17 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

99.15
Commercial Pledge Agreement, dated April 12, 2006, executed by SBL Corporation in favor of The Bank of Union, is attached as Exhibit 99.18 to Amendment 32 to this Schedule 13D and is incorporated herein by reference.

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99.16	Agreement of Linda Rappaport as to the joint filing of this Amendment 33 to Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 10, 2007.

/s/ Jack E.Golsen
Jack E. Golsen

/s/ Barry H. Golsen               *
Barry H. Golsen

/s/ Steven J. Golsen               *
Steven J. Golsen

*Executed by Jack E. Golsen pursuant to Power of Attorney

/s/Sylvia H. Golsen
Sylvia H. Golsen

/s/ Linda Golsen Rappaport
Linda Golsen Rappaport

SBL CORPORATION

By: /s/ Jack E.Golsen
Jack E. Golsen, President

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E.Golsen
Jack E. Golsen, President

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